August 24, 2007

Mr. Michael Fay
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

                 Re: Vail Resorts, Inc.
                        File No. 001-09614
                        Form 10-K: For the Fiscal Year Ended July 31, 2006

Dear Mr. Fay:

Pursuant to your letter dated May 11, 2007 and follow-up telephone conversations conducted between the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) and Vail Resorts, Inc. (the “Company”) this letter provides notice herewith that the Company has filed amendments to its Annual Report on Form 10-K for the year ended July 31, 2006 and its Quarterly Reports on Form 10-Q for the quarters ended October 31, 2006, January 31, 2007 and April 30, 2007.  These amendments restate the Company’s Consolidated Statements of Cash Flows by reclassifying cash outflows related to its investments in real estate, disclosed as a separate line item, from investing activities to operating activities.  Additionally, the Company filed a Form 8-K indicating that its previously filed Annual Report on Form 10-K for the year ended July 31, 2006 and its Quarterly Reports on Form 10-Q for the quarters ended October 31, 2006, January 31, 2007 and April 30, 2007 should no longer be relied upon.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings; and

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

/s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer